Sub-Item 77Q(2)

                Exchange Act Section 16(a) Compliance Information

            During the fiscal year two Babson employees who had reporting responsibilities with respect to transactions in securities failed to timely file a Form 3 and Form 4 respectively. Mr. Davitt inadvertently failed to timely file a Form 3 upon becoming Comptroller of the Trust. Ms. Fortier inadvertently failed to timely file a Form 4 upon leaving her position as Comptroller of the Trust.